CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Ethos Environmental, Inc. (formerly known as Victor Industries, Inc.) of our report dated April 9, 2006, on our audit of the consolidated balance sheet of Victor Industries, Inc. and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2005 and 2004.

Our report, dated April 9, 2006, contains an explanatory paragraph that states that Victor Industries, Inc. has not generated positive cash flows from operations and has an accumulated deficit at December 31, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN PLLC

November 15, 2006
Seattle, Washington